UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
--------------
Amendment No. 2
to
SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

LAWSON PRODUCTS, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

520776 10 5

(CUSIP Number)

Ronald B. Port, M.D.
Lawson Products, Inc.
1666 East Touhy Avenue
Des Plaines, Illinois 60018
Tel. No.: (847) 827-9666

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 17, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [   ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D
CUSIP No.  520776 10 5

1    NAME OF REPORTING PERSON
Ronald B. Port, M.D.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                                                                                (a)  [   ]
                                                                                                                                                        (b)  [X]

3    SEC USE ONLY

4    SOURCE OF FUNDS                                                                                                                                                PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                                                                                                                          [  ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

7    SOLE VOTING POWER
NUMBER OF SHARES                                                        4,448,806
BENEFICIALLY                                                    ______________________________________________________________________________________________________________________________________________
OWNED BY EACH                                              8    SHARED VOTING POWER
REPORTING PERSON                                                          0*
WITH                                                            ______________________________________________________________________________________________________________________________________________
9    SOLE DISPOSITIVE POWER
                                                                    722,478
______________________________________________________________________________________________________________________________________________
                                                             10   SHARED DISPOSITIVE POWER
                                                                    0*

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,448,806

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                                                                                                          [  ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
52.1% based on 8,534,028 shares of Common Stock outstanding as of January 31, 2011

14   TYPE OF REPORTING PERSON
IN

* 3,726,328 of these shares will be voted pursuant to a Proxy described in Item 4 below.

SCHEDULE 13D

           This Amendment No. 2 to Schedule 13D (the “Amendment”) is filed by Ronald B. Port, M.D.  Dr. Port has previously filed a Schedule 13D on March 25, 2009 and as further amended (the “Schedule 13D”).  The Amendment amends the Schedule 13D to include the information set forth below.

Item 1.  Security and Issuer

This statement relates to the Common Stock, par value $1.00 per share (the “Common Stock”), of Lawson Products, Inc., a Delaware corporation (the “Company”), having its principal executive offices at 1666 East Touhy Road, Des Plaines, Illinois 60018.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following text:

On March 17, 2011, Ronald Port entered into the Amended and Restated Settlement Agreement described in Item 4 below.

Item 4.  Purpose of Transaction

On March 17, 2011, the following parties (the “parties”) completed the transactions contemplated by the Amended and Restated Settlement Agreement (the “Amended and Restated Settlement Agreement”) that was entered into with respect to the litigation brought by Roberta Port Washlow against Dr. Port in the Court of Chancery of the State of Delaware: (i) Dr. Port and Ms. Washlow, each acting individually, as general partners of Port, Washlow & Errant, L.P., a Delaware limited partnership and Port Investments, L.P., a Delaware limited partnership (collectively, the “Partnerships”), as co-executors of the estate of Sidney L. Port and as co-trustees of various trusts holding Common Stock on behalf of various members of the decendents of Sidney L. Port, which includes the Sidney L. Port Trust Dated July 22, 1970, as restated August 28, 2006 (the “1970 Trust”), (ii) James S. Errant, acting individually and as trustee of various trusts holding Common Stock on behalf of himself and the descendants of Sandra Errant, Samantha E. Borstein and Jenna E. Walsh  (collectively, the “Errant Family”), and (iii) H. George Mann, as a co-executor of the estate of Sidney Port and as trustee or co-trustee of various trusts holding Common Stock on behalf of the Port family, including the 1970 Trust.  On March 17, 2011, the Settlement Agreement that was previously disclosed in the Schedule 13D was amended to modify certain provisions and add an Errant Family trust as an additional party.

Under the terms of the Amended and Restated Settlement Agreement:

(i)  The parties restructured the four promissory notes under which the 1970 Trust, which was created by the father of Dr. Port and Ms. Washlow, owed money to four trusts formed for the benefit of the family of Ms. Washlow, the family of Dr. Port, and the daughters of Sandra Errant (Ms. Borstein and Ms. Walsh) (the “Family Trusts”).  In connection with the restructuring, the four Family Trusts released 270,000 shares of Common Stock owned by the 1970 Trust (and the proceeds of any prior sales of such shares) that the four Family Trusts held as collateral for the obligations under the promissory notes.

(ii) The trustees of the 1970 Trust agreed to satisfy the 1970 Trust’s administration expenses and then distribute the assets of the 1970 Trust, to the beneficiaries of the 1970 Trust,

which aggregate to approximately $3,460,000.  To the extent it is able to do so, the 1970 Trust will distribute the Common Stock held by the 1970 Trust to satisfy its obligations to the beneficiaries of the 1970 Trust.  If the 1970 Trust does not have sufficient cash to pay its administration expenses and/or cannot satisfy its obligations to the beneficiaries with Common Stock, then the 1970 Trust will, as soon as practicable, sell Common Stock to generate the liquidity needed to satisfy these obligations.  The trustees of the 1970 Trust agreed to use reasonable best efforts to accomplish the complete and full administration of the 1970 Trust by December 31, 2011.

(iii)  The 1970 Trust distributed to Dr. Port, Ms. Washlow, Ms. Borstein and Ms. Walsh, each  residuary beneficiaries of the 1970 Trust, all of the Common Stock securing the promissory notes payable to the four Family Trusts, (so that they received 291,667, 291,667, 145,833 and 145,833 shares of Common Stock, respectively).  In connection with this distribution, each of Dr. Port, Ms. Washlow, Ms. Borstein and Ms. Walsh assumed the obligations of the 1970 Trust under the promissory note payable to Family Trust that is for the benefit of his or her family line.

(iv)  Each of Dr. Port, Ms. Washlow, Ms. Borstein and Ms. Walsh agreed to contribute to the 1970 Trust, on a pro rata basis, any amounts needed by the 1970 Trust to satisfy the obligations of the 1970 Trust, provided that the contribution may be satisfied with Common Stock and is limited to the number of shares of Common Stock distributed by the 1970 Trust to such party as a residuary beneficiary.

(v)  Dr. Port and Ms. Washlow, as trustees of the Port Family Voting Trust Agreement dated October 11, 2006, as supplemented (the Port Family Voting Trust”), terminated the Port Family Voting Trust and distributed the Common Stock held in the Port Family Voting Trust so that Family Trusts for the families of Dr. Port and Ms. Washlow received 80,000 shares and the Family Trusts for the families of Ms. Borstein and Ms. Walsh received 40,000 shares of Common Stock.

(vi)  The Partnerships were dissolved and their assets distributed so that (a) Dr. Port received 403,830 shares directly and trusts for his family’s benefit received 605,001 shares of Common Stock and Dr. Port pledged 691,667 shares as collateral for the promissory note obligations assumed by Dr. Port, (b) Ms. Washlow and/or trusts for her family’s benefit received 1,008,830 shares of Common Stock and Ms. Washlow pledged 691,667 shares as collateral for the promissory note obligations assumed by Ms. Washlow, and (c) the Errant Family and trusts for the Errant Family’s benefit received 993,775 shares of Common Stock and the Errant Family and related trusts pledged 691,666 shares as collateral for the promissory note obligations assumed by certain members of the Errant Family.

(vii)  H. George Mann resigned as trustee for the four Family Trusts and other trusts for the benefit of various Port family members, but remained as a co-trustee of the 1970 Trust.

(viii)  Dr. Port received a proxy to vote all of the shares of Common Stock held by the parties to the Amended and Restated Settlement Agreement until June 11, 2012; provided, that, the proxy will terminate earlier upon a transfer of Common Stock to a third party not affiliated with, or formed for the benefit of, a Port family member or upon the death or incapacitation of Dr. Port.

As mentioned above, under the terms of the Amended and Restated Settlement Agreement, the 1970 Trust plans to sell Common Stock held by the 1970 Trust to satisfy certain bequests made by Sidney Port.  These sales may be made in the open market or in private transactions.

After the Closing of the Amended and Restated Settlement Agreement, Dr. Port may consider a sale or other disposition of some or all of the shares of Common Stock over which he has joint or sole dispositive power.  Whether and when Dr. Port sells or disposes of some or all of the shares of Common Stock over which he has sole dispositive power depends on general economic, market and business conditions, whether a business combination involving the Company appears likely and other factors.

Dr. Port may also consider the disposition of other shares of Common Stock over which he has shared voting or dispositive power, through a sale of some or all of such shares, a business combination involving the Company or otherwise.

Except as described above, Dr. Port does not have any other current plans or proposals which relate to or would result in his acquisition or disposition of Common Stock or any other events described in Item 4(a) through (j) of Schedule 13D.  He may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

The foregoing description of the Proxy is qualified in its entirety to Exhibit 2 to this Amendment, which is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

As of March 17, 2011, Dr. Port has the power to vote a total of 4,448,806 shares of Common Stock, representing approximately 52.1% of the outstanding Common Stock of the Company.  Of these shares, Dr. Port owns 722,478 shares directly (which includes 4,803 shares held by Dr. Port’s wife) and has received a Proxy to vote 3,726,328 shares.  Dr. Port does not have the power to dispose of or to direct the disposition of Common Stock for which he holds a Proxy.  The shares for which Dr. Port holds a Proxy consist of the following:   (i) 1,431,871 shares held in trusts formed for the benefit of the families of Ms. Washlow, Ms. Borstein and Ms. Walsh, and including the 1970 Trust, (ii) 695,497 shares held by Ms. Washlow directly, (iii) 184,960 shares held by Ms. Borstein directly, (iv) 184,960 shares held by Ms. Walsh directly, (v) 532,355 shares held in trusts for which James Errant is a trustee and (vi) 685,001 shares held in trust for the benefit of Dr. Port’s family.   Mr. Errant is a director of the Company.  If these parties transfer any of their shares to a third party who is not affiliated with or formed for the benefit of a Port family member, then Dr. Port’s Proxy with respect to those transferred shares will immediately terminate.  Dr. Port hereby disclaims beneficial ownership in shares of Common Stock described above in which he does not have economic benefit.

Reference is made to the cover page of this Schedule 13D for additional information on Dr. Port’s Common Stock ownership.

In addition, 237,999 shares of Common Stock, representing approximately 2.8% of the outstanding Common Stock of the Company, are held by the 1970 Trust created by the father of Dr. Port and Ms. Washlow, of which Dr. Port, Ms. Washlow and an individual unrelated by blood or marriage to Dr. Port and Ms. Washlow are the co-trustees. Any action with respect to these shares requires the approval of a majority of the trustees of the 1970 Trust. As a result, Dr. Port does not beneficially own any of the shares held by the 1970 Trust although he had a pecuniary interest in the shares of Common Stock as a residuary beneficiary of the 1970 Trust prior to the distribution of Common Stock described in Item 4 above.  The 1970 Trust plans to sell Common Stock held by the 1970 Trust to satisfy certain requests made by Sidney Port and the remaining administrative expenses of the 1970 Trust.  These sales may be made in open market or private transactions.

(c)           Except as set forth in Item 4 above, Dr. Port has not engaged in any transaction during the past 60 days in any Common Stock.

                (d)           not applicable.

(e)            not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 17, 2011, Dr. Port entered into the Amended and Restated Settlement Agreement described in Item 4 above.  Under the terms of the Amended and Restated Settlement Agreement, Dr. Port has received a Proxy as described in Item 4 above.

Item 7.  Materials to be Filed as Exhibits.

Exhibit No. 1.                         Voting Trust Agreement dated October 11, 2006.  (Incorporated by reference to Exhibit 1 to Amendment No. 2 to Schedule 13D filed by Dr. Ronald B. Port, M.D. and Roberta Port Washlow with the Securities and Exchange Commission on October 11, 2006).

Exhibit No. 2.
Irrevocable Proxy and Agreement granted to Ronald B. Port from Roberta P. Washlow, H. George Mann, James S. Errant, Michael D. Marrs, Charles Levun, James Gardner, Jenna Walsh, and Samantha Borstein (individually and/or in the various capacities identified therein).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March  21, 2011

/s/ Ronald B. Port, M.D.
Ronald B. Port, M.D.

Exhibit 2
IRREVOCABLE PROXY AND AGREEMENT

Each of the undersigned hereby grants Ronald B. Port, individually (“Ron”), the true and lawful proxy and attorney-in-fact of the undersigned stockholder with full power of substitution and re-substitution to vote the common stock of Lawson Products, Inc. (the “Company”), for which the undersigned is the beneficial stockholder or otherwise has voting control (the “Lawson shares”) at any and all meetings of the stockholders of the Company, whether annual or special, and at any adjournment or adjournments or postponements of any such meetings, and in any action by written consent of stockholders of the Company (the “Proxy”).  The Proxy shall begin on the date of hereof and end on the Proxy Termination Date, as defined below.

The Proxy Termination Date means the first to occur of (i) June 11, 2012, (ii) the date of death of Ron, (iii) the date that Ron becomes permanently incapacitated (provided, that Ron may not exercise any Proxy at any time that he is temporarily incapacitated, in which case the stockholder granting the Proxy may vote the shares during such period of incapacitation) and (iv) the date of a transfer of the shares, by sale or otherwise, to a Qualified Transferee (defined below), but only with respect to any shares which are transferred to a Qualified Transferee.   No later than ten (10) days prior to any vote of Lawson shares, each of the undersigned shall provide Ron with all documentation necessary for Ron to exercise the Proxy granted herein.

The term “Qualified Transferee” shall mean and include any person or entity other than (1) a descendant of Sidney L. Port, (2) a spouse or surviving spouse of a descendant of Sidney L. Port, (3) any trust or estate for the benefit of any of such individuals, (4) any other entity owned or controlled by any of such individuals or such trusts, or (5) any other person or entity who has an agreement, arrangement, or understanding with any person identified in (1) through (4) with respect to the voting or disposition of any such transferred shares where such agreement, arrangement or understanding would continue following the transfer by any person identified in (1) through (4) of any such transferred shares.  The undersigned shall promptly (and in any event no later than two days after the transfer) notify Ron of any transfer to a Qualified Transferee.

The Proxy granted herein shall be irrevocable, granted in consideration of good and valuable consideration, the adequacy of which is hereby acknowledged, and shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy. This Proxy shall revoke all prior proxies granted by the undersigned with respect to Lawson shares. The undersigned shall not grant any proxy to any person that conflicts with the proxy granted herein, and any attempt to do so shall be void. The power of attorney granted herein is a durable power of attorney and shall survive the death, disability or incompetence of the undersigned.

Notwithstanding any provision of this Proxy to the contrary, it is the specific intention of the Parties that the Proxy shall have no effect whatsoever on the marketability or transferability of the Lawson shares which are subject to the Proxy, such that a Qualified Transferee shall not be subject to the Proxy.  In no event shall a Proxy granted under this Agreement be reflected in the Lawson stock register, be evidenced on any share certificate by legend or otherwise, or be evidenced on the records of any account holding such shares.  Each Proxy granted shall specifically exclude the right to vote on any transaction involving the sale of all or substantially all of Lawson’s assets, or any merger or other business combination transaction to which Lawson or any of its affiliates is a party.

This Proxy shall be binding upon each of the undersigned and their respective successors in interest, heirs, legatees, executors and assigns, except that this Proxy shall not be binding upon any Qualified Transferee.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the undersigned have caused this irrevocable Proxy to be executed and granted as of the date first written above.

/s/ Roberta P. Washlow
Roberta P. Washlow, individually; as co-executor of the Probate Estate of Sidney L. Port; as co-trustee of the Sidney L. Port Trust Dated July 22, 1970, as restated August 28, 2006; and as a co-trustee of each of the Roberta P. Washlow Exempt Trust and the Roberta P. Washlow Nonexempt Trust, each established under the Sidney L. Port 2001 Descendants Trust dated December 31, 2001

/s/ H. George Mann
H. George Mann (George), as co-executor of the Probate Estate of Sidney L. Port; as co-trustee of the Sidney L. Port Trust Dated July 22, 1970, as restated August 28, 2006; as co-trustee of each of the Roberta P. Washlow Exempt Trust and the Roberta P. Washlow Nonexempt Trust, the Ronald B. Port Exempt Trust and the Ronald B. Port Nonexempt Trust, each established under the Sidney L. Port 2001 Descendants Trust dated December 31, 2001; and as trustee of each of the SLP 2003 Trust A, SLP 2003 Trust B, SLP 2003 Trust C, and SLP 2003 Trust D, each created pursuant to a severance on March 6, 2008 of that certain trust known as the Exempt Trust which was created under that certain trust instrument known as the Sidney L. Port 2003 Descendants Trust dated December 1, 2003

/s/ James S. Errant
James S. Errant, individually; as a trustee of the SP GST Family Trust under agreement Sandra L. Errant Revocable Trust; as trustee of the SP NonGST Family Trust under agreement Sandra L. Errant Revocable Trust; as trustee of the Sandra L. Errant NonGST Marital Trust under agreement Sandra L. Errant Revocable Trust.

/s/ Michael D. Marrs
Michael D. Marrs, as co-trustee of each of the Roberta P. Washlow Exempt Trust and the Roberta P. Washlow Nonexempt Trust, each established under the Sidney L. Port 2001 Descendants Trust dated December 31, 2001, and as trustee of SLP 2003 Trust A, created pursuant to a severance on March 6, 2008 of that certain trust known as the Exempt Trust which was created under that certain trust instrument known as the Sidney L. Port 2003 Descendants Trust dated December 1, 2003

/s/ Charles Levun
Charles Levun, as co-trustee of each of the Ronald B. Port Exempt Trust and the Ronald B. Port Nonexempt Trust, each established under the Sidney L. Port 2001 Descendants Trust dated December 31, 2001, and as trustee of SLP 2003 Trust B

/s/ James Gardner
James Gardner, as trustee of each of the SLP 2003 Trust C and the SLP 2003 Trust D, each created pursuant to a severance on March 6, 2008 of that certain trust known as the Exempt Trust which was created under that certain trust instrument known as the Sidney L. Port 2003 Descendants Trust dated December 1, 2003

/s/ Jenna E. Walsh Jenna E. Walsh, individually and as representative for her minor and unborn descendants	/s/ Samantha E. Borstein Samantha E. Borstein, individually and as representative for her minor and unborn descendants